SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

In connection with the transaction entered into on September 9, 2016 between Mifalei Sdot Yam, Agricultural Cooperative Society Ltd. and Tene Investments in Projects 2016 Limited Partnership., as described in Schedules 13Ds filed by the parties on September 14, 2016,  Mr. Shachar Degani and Mr. Amihai Beer, directors at Caesarstone Ltd. (the “Company”), notified the Company that they have appointed Dr. Ariel Halperin and Mr. Dori Brown, respectively, as their alternate directors in the meetings of the Company’s board of directors, in accordance with the Companies Law and the articles of association of the Company.

Dr. Ariel Halperin previously served as our director from December 2006 to May 2013. Dr. Halperin has served as the senior managing partner of Tene Investment Funds since 2004 and as a founding partner in Tenram Investments Ltd. since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd., Ricor Cryogenic & Vacuum Systems L.P., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd. and Merhav Agro Ltd.

Mr. Dori Brown previously served as our director from December 2006 to March 2012.  Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and has acted as managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd, Chromagen Agricultural Cooperative Ltd. and Field Produce Ltd.

The board of directors of the Company consented to each such appointment, which became effective as of September 12, 2016 through the end of the term of the appointing directors at the next annual general meeting of the Company’s shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: September 22, 2016	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business Development & General Counsel